Exhibit 99.1

News Release
B2Gold Exercises Warrants of Calibre Mining Corp.

Vancouver, British Columbia – B2Gold Corp. (TSX:BTO)(NYSE MKT:BTG)(NAMIBIAN:B2G) (“B2Gold”) is pleased to announce that on July 25, 2014, B2Gold exercised 10,000,000 common share purchase warrants and acquired an additional 10,000,000 common shares of Calibre Mining Corp. (“Calibre”) at a price of C$0.05 per share. The 10,000,000 common shares represent approximately 5.32% of the current issued and outstanding common shares of Calibre.

Prior to the exercise of the warrants, B2Gold had direct ownership of 20,000,000 common shares of Calibre, representing approximately 10.64% of the issued and outstanding common shares of Calibre and warrants to acquire 10,000,000 common shares of Calibre, which if exercised and together with the 20,000,000 common shares, would increase B2Gold’s ownership to approximately 15.96% of Calibre’s outstanding common shares.

As a result of the exercise of the warrants, B2Gold owns 30,000,000 common shares of Calibre, representing approximately 15.96% of the current issued and outstanding common shares of Calibre.

B2Gold acquired the common shares for investment purposes and has no present intention of acquiring other securities of Calibre or of disposing of any of the securities of Calibre which it holds.  Depending upon B2Gold’s evaluation of Calibre’s business, prospects and financial condition, the market for Calibre’s securities, general economic conditions and other considerations, B2Gold may acquire other additional securities of Calibre or sell some or all of the securities it holds.

An early warning report in respect of the above-noted transaction will be filed on SEDAR and will be available at www.sedar.com. For further information, please contact:

Roger Richer
Executive Vice President, General Counsel & Secretary
3100 – 595 Burrard Street
Vancouver, British Columbia
Telephone (604) 681-8371

ON BEHALF OF B2GOLD CORP.

“Clive T. Johnson”
President and Chief Executive Officer

For more information on B2Gold please visit the Company web site at www.b2gold.com or contact:

Ian MacLean	Shaun Johnson
Vice President, Investor Relations	Associate, Investor Relations
604-681-8371	604-681-8371

The Toronto Stock Exchange neither approves nor disapproves the information contained in this News Release.

This press release includes certain “forward-looking information” and “forward-looking statements” (collectively, “forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation, including projections of future financial and operational performance and statements regarding drilling, construction, development, production and other activities on the Company’s properties, anticipated technical reports, economic assessments and feasibility studies, the projections included in existing technical reports, economic assessments and feasibility studies, the potential for expansion of resources and reserves, the potential for expansion of production capacity, projected capital investments and exploration, the completion of the Otjikoto mine, availability of credit facilities, potential acquisitions and the benefits expected from acquisitions. Estimates of mineral resources and reserves are also forward looking statements because they constitute projections regarding the amount of minerals that may be encountered in the future and/or the anticipated economics of production, should a production decision be made.  All statements in this press release that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by  words such as “expect”, “plan”, “anticipate”, “project”, “target”, “potential”, “schedule”, “forecast”, “budget”, “estimate”, “intend” or “believe” and similar expressions or their negative connotations, or that events or conditions “will”, “would”, “may”, “could”, “should” or “might” occur.  All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made.  Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold’s control, including risks associated with the uncertainty of reserve and resource estimates; volatility of metal prices; risks of exploration, development and mining; financing risks; ability to obtain any necessary permits, consents or authorizations required for its activities, adequate infrastructure, energy and other inputs; shortages or cost increases in necessary equipment, supplies and labour; regulatory, political and country risks; reliance upon third parties and joint venture partners; litigation; as well as other factors identified in B2Gold’s filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the “SEC”), which may be viewed at www.sedar.com and www.sec.gov, respectively. The list is not exhaustive of the factors that may affect the Company’s forward-looking statements. There can be no assurance that such statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements.  Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits B2Gold will derive therefrom. You should not place undue reliance on forward-looking statements. The Company’s forward looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and the Company does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, you should not place undue reliance on forward-looking statements.